EXHIBIT B
     Transactions in Common Stock by Pebbleton During the Past Sixty (60) Days
     Exhibit B of the Original Schedule 13D is hereby amended to add the following:
     The following purchases of shares of Pioneer Drilling Company have been made by Pebbleton Corporation N.V. and were effected on NYSE Alternext U.S., formerly known as the American Stock Exchange, since February 25, 2009:

Date	Securities Involved	Price per Share
February 26, 2009	178,500	$3.84
February 27, 2009	811,800	$3.80

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